November 9, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (609) 655-5653

Joseph M. Reardon
Senior Vice President and Treasurer
1st Constitution Bancorp
2650 Route 130
P.O. Box 634
Cranbury, New Jersey 08512


Re:	1st Constitution Bancorp
	Form 10-K filed March 24, 2005
	File No. 0-32891

Dear Mr. Reardon:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Year ended December 31, 2004

Item 9A. "Controls and Procedures", page 29.

1. We refer to your response to Comment 1. In future filings, please discuss in this section your non-accelerated filing status under SEC
Release Nos. 33-8545 and 34-51293 and the expected timing for filing
Management`s annual report on internal control over financial reporting and the Attestation report of the registered public accounting firm required to comply with the reporting requirements of
Items 308(a) and 308(b) of Regulation S-K.


Note 1, Summary of Significant Accounting Policies,  page F-8

Segment Information, page F-12

2. We refer to your response to Comment 2. Considering gains on sale of mortgage loans held for sale accounted for 37% of your net income for 2004, in future filings, based on your response, please state in the footnote why your mortgage banking operations do not qualify as a separate reportable segment under SFAS 131.

Critical Accounting Policies, Allowance for Loan Losses and
Related
Provision - page 22

3. We refer to your response to Comment 4. Provide us the proposed disclosure to be included in future filings, regarding how the charge-offs by loan type disclosed in Exhibit A have affected your risk assessments and the determination of the changes in the allowance for loan losses through your provision for each of the five years. For example, discuss how the inherent risks related to commercial and commercial real estate loans have affected your risk assessments considering over 90% of the charge-offs during the five year period relate to these types of loans.

4. We refer to your response to Comment 5. Please provide us the proposed disclosure to be included in future filings that explains the specific factors that occurred during each fiscal period which management considered in determining the additions to the allowance through the yearly provision for each of the five years presented. Include in your discussion the following:

* Explain why in 2003 the Company charged off $116,000 in construction loans as compared to $7,000 in 2002 but made provisions of $240,000 in both years.

* With respect to MD&A disclosure in the "Provisions for Loans Losses" section on page 12 of the June 30, 2005 10-Q, explain the specific changes in the risk characteristics of your loan portfolio that required an increase in the provision to $135,000 during the three months ended June 30, 2005. Consider in your response the loan charge-offs of $10,000 during that period and that the provisions for interim periods during the last three fiscal years had been $60,000.

5. Considering your response to Comments 5, 6 and 7 regarding how you determined the adequacy of your loan loss allowance, please provide us with the proposed disclosure to be included in future filings regarding the methodology and factors you use to determine that the allowance for loans losses, as adjusted by the annual provision, was adequate to provide for estimated losses inherent in the loan portfolio.




6. We refer to the second paragraph on page 5 of your response to Comment 6 that states loan losses for the three-year period ended in
2004 where the provision was unchanged did not warrant any
additional
provisions.    In this regard, please tell us how you considered
the
adjustments that should be made to historical loss rates discussed in paragraph 9.13 of the AICPA Audit and Accounting Guide for Depository and Lending Institutions in determining the adequacy of the allowance for loan losses. Specifically discuss adjustments due to:

* levels of and trends in delinquencies and impaired loans;
* levels of and trends in charge-offs and recoveries;
* trends in volume and terms of loans; and
* credit concentration

7. We refer to the first paragraph on page 6 of your response to Comment 6 that states non-performing loans are predominantly fully secured by real estate and therefore the level of the allowance is more than adequate. Considering the aging of non-performing loans on page 9 of your response to comment 8 shows commercial and home equity loans with no positive cash flows for the Company for periods up to two years, please explain to us:

* why these non-performing loans were not restructured to reestablish positive cash flows for the Company considering they have not provided cash flows in some cases for period of up to two years;
and

* why you have not repossessed the underlying collateral of these loans to satisfy the outstanding unpaid loan balances considering you state these loans are fully secured by real estate.

Form 10-Q for the period ended March 31, 2005

Allowance for Loan Losses, page 15

8. We refer to your response to Comment 8 regarding the analysis of
non-performing loans as of June 30, 2005, which shows non-
performing
loans of $1.2 million.  Considering three secured commercial and home
equity loans totaling $692,624, or 58% of total non-performing loans,
have remained in default status for periods ranging from 473 to
634
days, please provide us the following information:

* explain to us and provide your proposed disclosure for future filings regarding the procedures the Company has in place to timely foreclose on the underlying security for non-performing loans. State how the gain or loss on foreclosure is determined and how the recognition of a loss on foreclosure affects the allowance for loan losses.


* discuss the legal and collection efforts the Company has
performed
with respect to these non-performing loans that substantiate why you
have not foreclosed on the real estate securing them considering they
been non-performing for periods of up to two years.   For each of
these loans, explain the timing and extent of the legal and collection actions that were instituted, including why you state the legal process are proceeding on schedule considering the length of time these loans have been non-performing.

* for each loan, provide us with the most recent quantitative analysis of the fair value of each underlying collateral and how you determined the related loans were not impaired considering the valuation guidelines in paragraph 13 of SFAS 114. State the date of the most recent appraisal of the real estate securing these loans, whether the appraisals were Complete or Limited, the valuation methodology used and whether the valuations were performed by an independent appraiser. Discuss the supporting rationale for any adjustments to fair value and how you determined estimated costs to sell on a discounted basis, if these costs are expected to reduce the cash flows available to repay the loan.

* considering you state in your response to comment 6 that repayment of non performing loans is delayed primarily due to litigation process including bankruptcy filings of the debtors, please tell us which of the debtors of these non performing loans are currently in bankruptcy or seeking bankruptcy protection. State the extent to which the collateral underlying the debt will be available for the Company to fully recover the carrying value of debt subject to bankruptcy law protection.

* tell us and disclose in future filings, any related party relationships between the Company, including its officers and directors, and the borrowers that are in default.



*	*	*













Closing Comments

      As appropriate, please amend your filing and respond to
these
comments within 10 business days or tell us when you will provide us
with a response.   You may wish to provide us with marked copies
of
the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Edwin Adames (Senior Staff Accountant) at
(202)
551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.


						Sincerely,



						John P. Nolan
						Accounting Branch Chief
Joseph M. Reardon
1st Constitution Bancorp
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